

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 17, 2024

Paul M. Rady
Chairman, President, and Chief Executive Officer
Antero Resources Corporation
1615 Wynkoop Street
Denver, CO 80202

> **Re: Antero Resources Corporation**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 25, 2024**
> **File No. 001-36120**

Dear Paul M. Rady:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Disclosure Review Program